UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended June 30, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-35226

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Iroquois Federal Savings and Loan Association 401(k) Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

IF Bancorp, Inc.
201 East Cherry Street
Watseka, Illinois 60970

SUMMARY ANNUAL REPORT FOR
IROQUOIS FEDERAL SAVINGS AND LOAN ASSOCIATION 401(K) PLAN

This is a summary of the annual report Form 5500 Annual Return/Report of Small Employee Benefit Plan of Iroquois Federal Savings and Loan Association 40l(k) Plan and Employer Identification Number 37-0348365/Plan Number 002 for the plan year 07/01/2024 through 06/30/2025. The Form 5500-SF annual report has been filed with the Employee Benefits Security Administration, as required under the Employee Retirement Income Security Act of 1974 (ERISA).  Your plan is a single employer, defined contribution plan with the following characteristics: employer contributions, profit sharing, ERISA section 404(c), total participant-directed account, code section 401(k) feature, code section 401(m) arrangement, participant-directed brokerage account, total or partial participant-directed account, pre-approved pension.

Basic Financial Statement

Plan expenses were $2,257,376. These expenses included $36,848 in administrative expenses and $2,220,528 in benefits paid to participants and beneficiaries, and $0 in other expenses. A total of 112 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $20,760,962 as of the end of the plan year, compared to $19,219,292 as of the beginning of the plan year. During the plan year the plan experienced a change in its net assets of $1,541,670. This change includes unrealized appreciation or depreciation in the value of plan assets; that is, the difference between the value of the plan’s assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $3,799,046, including employer contributions of $456,074, employee contributions of $595,171, other contributions/other income of $83,607 and earnings from investments of $2,664,194.

Information Regarding Plan Assets

The U.S. Department of Labor's regulations require that an independent qualified public accountant audit the plan's financial statements unless certain conditions are met for the audit requirement to be waived. This plan met the audit waiver conditions for the plan year beginning 07/01/2024 and therefore has not had an audit performed. Instead, the following information is provided to assist you in verifying that the assets reported on the Form 5500-SF were actually held by the plan.

At the end of the plan year, the plan had qualifying plan assets at the following institution(s):

Iroquois Federal Certificate of Deposit $2,539,497.59

The plan receives year-end statements from these regulated financial institutions that confirm the above information.

The remainder of the plan's assets were held in individual participant accounts with investments directed by participants and beneficiaries and with account statements from regulated financial institutions furnished to the participant or beneficiary at least annually and loans to participants and other qualifying assets.

Plan participants and beneficiaries have a right, on request and free of charge, to get copies of the financial institution year-end statements. If you want to examine or get copies of the financial institution year-end statements, please contact IROQUOIS FEDERAL SAVINGS AND LOAN ASSOCIATION, the plan administrator, at P.O. BOX 190, WATSEKA, IL 60970-0190 and phone number, 815-432-2476.

If you are unable to obtain or examine copies of the regulated financial institution statements, you may contact the regional office of the U.S. Department of Labor's Employee Benefits Security Administration (EBSA)

for assistance by calling toll-free 866-444-EBSA (3272). A listing of EBSA regional offices can be found at http://www.dol.gov/agencies/ebsa.

General information regarding the audit waiver conditions applicable to the plan can be found on the U.S. Department of Labor Web site at http://www.dol.gov/ebsa under the heading “Frequently Asked Questions.”

Your Rights to Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. To obtain a copy of the full annual report, or any part thereof, write or call IROQUOIS FEDERAL SAVINGS AND LOAN ASSOCIATION, the plan administrator, at P.O. BOX 190, WATSEKA, IL 60970-0190 and phone number, 815-432-2476.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report.

You also have the legally protected right to examine the annual report at the main office of the plan: P.O. BOX 190, WATSEKA, IL 60970-0190, and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N-1513, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210. The annual report is also available online at the Department of Labor website www.efast.dol.gov.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

IROQUOIS FEDERAL SAVINGS AND LOAN ASSOCIATION 401(k) PLAN

Date: December 19, 2025	By:	/s/ Walter H. Hasselbring III
Walter H. Hasselbring III
President and Chief Executive Officer